Exhibit 99.1

TD to have ownership stake in The Charles Schwab Corporation following Schwab’s acquisition of TD Ameritrade

Transformative transaction to deliver significant value to TD

•	TD to have ownership stake in a wealth industry leader with the size, scale and capabilities to drive continued growth

•	TD has entered into a revised and extended Insured Deposit Account (IDA) agreement that will offer attractive economics for both TD and Schwab

•	Transaction builds on TD’s long and successful history in the direct investing space

TORONTO, November 25, 2019 /CNW/ - TD Bank Group (“TD” or “the Bank”) today announced its support for the acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”), of which the Bank is a major shareholder, by The Charles Schwab Corporation (“Schwab”), through a definitive agreement announced by those companies earlier this morning.

Under the terms of the transaction, all TD Ameritrade shareholders, including TD, would exchange each TD Ameritrade share they own for 1.0837 shares of Schwab, which represents a 17 per cent premium over the volume weighted-average price exchange ratio over the 30 trading days ending November 20, 2019. As a result, TD will exchange its approximate 43 per cent ownership in TD Ameritrade for a 13.4 per cent stake in Schwab, consisting of up to 9.9 per cent voting common shares and the remainder in non-voting common shares, convertible upon transfer to a third party.

“This transaction will deliver significant value for TD and provide us with an ownership stake in one of the most innovative and highly-regarded investment firms in the U.S.,” said Bharat Masrani, Group President and Chief Executive Officer, TD. “The combination of Schwab’s leading investment services capabilities with TD Ameritrade’s best-in-class direct investing platform will create an industry leader with a more diversified revenue base and even stronger growth profile. We are pleased to support this transaction and look forward to our new relationship with Schwab.”

New Stockholders’ Agreement

TD and Schwab have entered into a new Stockholders’ Agreement that will become effective upon closing, under which TD will have two seats on Schwab’s Board of Directors. Under the agreement, TD will be subject to customary standstill and lockup restrictions.

Revised and Extended IDA

TD and Schwab have also entered into a revised IDA agreement that will become effective upon closing, and that will continue to provide TD with a profitable earnings stream. Starting on July 1, 2021, IDA deposits, which were US$103 billion as at July 31, 2019, can be reduced at Schwab’s option by up to US$10 billion a year, with a floor of US$50 billion. The term of the revised IDA agreement extends to 2031. The servicing fee under the revised IDA agreement will be set at 15 bps upon closing.

Financial Impact

This transaction adds significant value to TD’s investment and TD expects to record a sizeable revaluation gain at closing.

As Schwab realizes anticipated significant synergies and growth from the transaction, TD expects its share of Schwab’s earnings to increase proportionately, more than offsetting the impact of the lower revenues under the revised long-term IDA agreement. Overall the effect on TD’s earnings per share is expected to be modestly accretive once integration is complete. Upon closing, we also expect the transaction to have minimal capital impact to TD.

Closing Conditions

The transaction is subject to certain closing conditions, including majority approval by the shareholders of each of TD Ameritrade and Schwab, and majority approval of TD Ameritrade’s shareholders other than TD and certain other shareholders of TD Ameritrade that have entered into voting agreements. In addition, the transaction is subject to receipt of regulatory approvals. TD has agreed to vote its TD Ameritrade shares in favour of the transaction. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied.

TD Securities and J.P. Morgan served as financial advisors and Simpson Thacher & Bartlett LLP served as legal advisor to TD.

Caution Regarding Forward-Looking Information

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2018 MD&A”) in the Bank’s 2018 Annual Report under the heading “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Business Outlook and Focus for 2019”, and for the Corporate segment, “Focus for 2019”, and in other statements regarding the Bank’s objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance, and the bank recapitalization “bail-in” regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The acquisition of TD Ameritrade by Schwab is subject to majority approval by the shareholders of each of TD Ameritrade and Schwab, and majority approval of TD Ameritrade’s shareholders other than TD and certain other shareholders of TD Ameritrade that have entered into voting agreements, regulatory approvals, and certain other conditions. There is no assurance that the acquisition will be completed as described in this document or at all, or that the Stockholders Agreement and IDA will become effective. There can be no assurance that the Bank will realize the anticipated benefits or results; actual results could differ materially from the expectations expressed in the forward-looking statements. Examples of material assumptions made by the Bank in the forward-looking statements, including the Bank’s expectations regarding the costs and financial impact of the transaction, include assumptions regarding Schwab’s future net income, transaction costs, transaction process and timeline, expected synergies, future Bank capitalization, tax rate, currency conversion rate, and financial results, based on the Bank’s experience.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” and “Significant and Subsequent Events in 2019” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2019”, and for the Corporate segment, “Focus for 2019”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

Investor Call Details:

The call will be audio webcast live at https://edge.media-server.com/mmc/p/kyhdeusf at 10:00 a.m. ET and is expected to last approximately 60 minutes. The call will feature presentations by TD executives on the transaction and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the website at https://www.td.com/investor-relations/ir-homepage/presentations-and-events/upcoming-events/calendar.jsp. A listen-only telephone line will be available at 416-641-6150 or 1-866-696-5894 (toll free). The participant passcode is 2727354#.

About TD Bank Group:

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on July 31, 2019. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Julie Bellissimo, Media Relations, Corporate & Public Affairs, 416-965-6050; Gillian Manning, Head of Investor Relations, 416-308-9030